

August 13, 2009

Mr. Kirk A. Stingley,
Chief Financial Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

> **Re:** **Eternal Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Response Letter dated July 27, 2009**
> **File No. 000-50906**

Dear Mr. Stingley:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please include an explanatory note with a brief summary describing the nature of the revisions and directing readers to those sections of your filing where revisions are being made and where further details are provided.

2. We understand that you will be providing additional information concerning your disclosure of reserves in response to our prior engineering comments and consistent with our phone discussion on August 11, 2009. We will continue our review of your reserves disclosures after receiving that information.

Controls and Procedures, page 20

3.   We note your response to prior comment 2, stating that you believe that your
        disclosure controls procedures were effective as of December 31, 2008 even
        though you omitted the required disclosure about internal control over financial
        reporting initially. However, you have provided no explanation in support of
        your position. If you continue to believe that you have formulated an appropriate
        view, we suggest that you contact us by telephone prior to submitting your next
        reply. We reissue prior comment 2.

Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

4.   We note your response to prior comment 5, explaining that you did not record
        sales of unproved properties as adjustments to the full cost pool because the gains
        recognized on the sales exceeded more than 25% of the amortizable cost base.
        However, you have conflicting information in your response and proposed
        disclosure about your handling of property costs in computing these gains.
        Specifically, you describe the gains as "sales price less capitalized costs related to
        the prospect," while also stating "capitalized costs were moved from the group
        excluded from amortization to the amortizable group." There are also
        inconsistencies between the "impairments and sales" amounts appearing in the
        table you are proposing to add on page F-18, and the corresponding components
        shown in your Statements of Operations and referenced in the text.

        As we understand the two sales you have described, neither involved sales of
        interests in properties with proved oil and gas reserves. Therefore, it is unclear
        why you would be comparing the gains to the costs that are subject to
        amortization in deciding whether to recognize the gains in your Statements of
        Operations. We understand that you will be providing further details to our
        engineer in conjunction with this review, pertaining to your reserve reporting as
        of December 31, 2007 and 2008. The resolution of that matter may implicate
        your accounting. In the meantime, please address the following points.

        (a)   Tell us the extent to which you would expect an impact on the
                amortization rate if you recorded proceeds from the sales against the pool
                of costs that are not subject to amortization (i.e. the unproved property
                costs), rather than against the property costs that are associated with your
                proved reserves.

        (b)   Given that your sale in 2007 was a 15% equity interest in Pebble Petroleum, Inc., explain why you believe this investment would be properly accounted for under the full cost rules, rather than the cost or equity methods of accounting for investments in common stock described in APB 18.

        (c)   Submit the calculations that you performed in determining the gains reported in 2007 and 2008, including details sufficient to show how it compares to the methodology prescribed in Rule 4-10(c)(6)(i) of Regulation S-X, specifically as it relates to determining the cost of the properties sold. It should be clear how you have identified and accounted for such costs in recording these transactions.

        (d)   Modify your disclosures to include additional details of the various transactions described for each period, including the particular dates of acquisitions and the amounts and forms of consideration exchanged in each instance.

5.   We note that you have proposed a revised presentation of certain activity on your Statements of Operations in response to prior comment 5. We understand that you would be replacing the gross presentation of revenues and expenses associated with your 2008 sale of an interest in unproved oil and gas properties, and the 2007 sale of an investment in Pebble Petroleum Inc., with a net presentation of gains on both transactions. You have disclosure stating that you received proceeds of $1,190,135 in 2008 and $877,353 in 2007 in closing these transactions. Tell us why these amounts would not need to be presented as investing activities in your Statements of Cash Flows to comply with SFAS 95.

Accounting for Shared-Based Compensation, page F-9

6.   We note your response to prior comment 8, explaining that you disclose pro forma net loss and the basic and diluted earning per share for 2007(restated) and 2008 because you still have outstanding stock options that are being accounted for under APB 25.

      However, you disclose on page F-11 that you adopted SFAS 123(R) on January 1, 2006, using the modified prospective method. This method is described in paragraph 74 of SFAS 123(R). It requires that you recognize compensation cost for that portion of unvested awards that were outstanding upon adoption of the Standard as the requisite service is rendered on or after the effective date.

      The stock compensation expense that you recognize under SFAS 123(R) for awards which had been issued while APB 25 was in effect should be based on the grant-date fair value of those awards as had been calculated for the pro forma disclosures. If you were following this guidance, no pro form presentation would be necessary or meaningful subsequent to your adoption date because your financial statements would reflect the appropriate stock compensation expense for all awards.

Tell us how your accounting and disclosure would need to change to reflect proper accounting for the non-vested stock options that were previously accounted for under APB 25, to comply with the guidelines as set forth in SFAS 123(R).

Note 12 – Supplemental Oil and Gas Information (Unaudited), page F- 26

7.   We note that you continue to be missing disclosures that are required to comply with SFAS 69. If you are able to demonstrate support for the oil and gas reserves that you have claimed as of December 31, 2007 and 2008, you will need to provide the additional information required by this Standard. For example, we would anticipate tabular disclosures showing the *changes* in your oil and gas reserves for 2007 and 2008, and *changes* in your standardized measure of discounted future net cash flows for 2007 and 2008 to comply with paragraphs 11 and 33. We would also expect you to resolve an apparent labeling problem on page F-30, where you have two different estimates of total proved oil reserves as of December 31, 2007, and no estimate of total proved oil reserves as of December 31, 2008. Finally, you would need to disclose the reasons for all significant changes in your oil and gas reserves; and disclose information about the property for which you are reporting gas reserves, indicating the status of this property and stating the reasons for there being no production of the gas reserves.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief